UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

NAVA RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001
(Title of Class of Securities)

63911B 101
(CUSIP Number)

Jag S. Sandhu
Nava Resources Inc.
595 Howe Street
Suite 206
Vancouver, British Columbia, Canada, V6C 2T5
(778)-218-9638
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2011
(Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box  [  ] .

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________
           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63911B 101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pamela Kathleen Pickett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500,000
	10	SOLE DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	63911B 101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

          This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Nava Resources, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 595 Howe Street, Suite 206, Vancouver, British Columbia, Canada V6C 2T5.

Item 2. Identity and Background.

           (a)           This Schedule 13D is filed by Pamela Kathleen Pickett (the “Reporting Person”).

           (b)           The Reporting Person’s [business] address is 120 Caspian Way, Brigadoon, Perth, Western Australia, 6069.

           (c)           The Reporting Person’s principal occupation is Consultant.

           (d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

           (e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)            The Reporting Person is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration.

           On November 10, 2011, Jag Sandhu, President, Chief Executive Officer and a director of the Issuer sold 4,500,000 shares of common stock of the Issuer held by him to the Reporting Person in consideration for 490,000 shares of common stock of PMI Gold Corp., a British Columbia corporation, valued at $235,200. Also on November 10, 2011,  John Astorino, the Issuer’s former Chief Financial Officer, sold 1,000,000 shares of the Issuer’s common stock to the Reporting Person for $30,000 in cash. These sales were made not pursuant to any written stock purchase or other agreement.

Item 4. Purpose of Transaction.

           The shares of common stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

           (a)           As of November 10, 2011, the Reporting Person is deemed the beneficial owner of 5,500,000 shares of the Issuer’s common stock representing 44.6% of the Issuer’s outstanding common stock based on 12,338,604 shares of common stock outstanding as of November 14, 2011.

CUSIP No.	63911B 101	13D	Page 4 of 5 Pages

           (b)           The Reporting Person has the sole power to vote or to direct the vote of 5,500,000 shares and to dispose of or to direct the disposition of 5,500,000 shares of common stock.

           (c)           During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

           (d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,500,000 shares of common stock that are held by the Reporting Person.

           (e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Not applicable.

Item 7. Material to be Filed as Exhibits.

           None

CUSIP No.	63911B 101	13D	Page 5 of 5 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

/s/ Pamela Kathleen Pickett
Pamela Kathleen Pickett